SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.     )*

AMAYA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

02314M108

(CUSIP Number)

David Baazov

c/o Amaya Inc.

7600 TransCanada Highway

Pointe-Claire, Québec H9R 1C8, Canada

Telephone: (514) 744 3122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 02314M108

1	Name of reporting persons David Baazov
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,951,547 (1)
	8	Shared voting power
	9	Sole dispositive power 24,951,547 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 24,951,547 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 18.6% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes options to acquire an aggregate of 387,500 common shares.
(2)	Based on 133,426,193 common shares issued and outstanding, as reported by tmxmoney.com, an affiliate of the TSX.

ITEM 1.	Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”). The principal executive offices of the Issuer are located at 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is +1 (514) 744 3122.

ITEM 2.	Identity and Background

(a) This 13D is filed by Mr. David Baazov (the “Reporting Person”).

(b) The Reporting Person’s residence address is c/o Amaya Inc., 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada.

(c) The Reporting Person’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all Common Shares and options to acquire Common Shares disclosed in this 13D using personal funds or pursuant to equity grants by the Issuer. Such Common Shares and options to acquire Common Shares are referred to in this 13D as the “Existing Issuer Securities”.

ITEM 4. Purpose of Transaction.

The Reporting Person acquired the Existing Issuer Securities either for investment purposes or as compensation for services rendered to the Issuer. At the time of such acquisitions, the Reporting Person had no plans or proposals that related to, or could have resulted in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

On January 31, 2016, the Reporting Person delivered a notice to the Lead Independent Director of Amaya’s Board of Directors (the “Notice”), stating the Reporting Person’s present intention to make an all-cash proposal to acquire Amaya. As set forth in the Notice, the Reporting Person, currently estimates his proposed offer to be CDN$21 per Common Share. Also, as set forth in the Notice, the Reporting Person recently began preliminary discussions with a small number of potential investors; and the Reporting Person’s present intention, subject to certain contingencies, is to submit a formal proposal on or about the end of February.

On February 1, 2016, the Reporting Person issued a news release (the “News Release”), announcing his intention to acquire Amaya at a purchase price presently estimated at CDN$21.00 per Common Share. Currently, the particular form and structure of a potential transaction have not been determined and, other than as set out in the News Release, no discussions have commenced between the Reporting Person and Amaya with respect to a potential transaction.

The foregoing descriptions of the Notice and the News Release are only summaries and are qualified in their entirety by reference to the full text of the Notice and the News Release, which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this 13D and incorporated by reference in this Item 4.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned		Percentage of Outstanding Common Shares(1)

David Baazov	24,951,547	(2)	18.6%

(1)	Based on 133,426,193 Common Shares issued and outstanding, as reported by tmxmoney.com, an affiliate of the TSX.
(2)	Includes options to acquire an aggregate of 387,500 Common Shares.

The Reporting Person’s response to Item 3 to this 13D is incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are incorporated by reference in this Item 5.

Other than the Reporting Person’s gift of an aggregate of 9,552 Common Shares to an unaffiliated third-party on January 18, 2016, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The descriptions of the Notice and the News Release contained in Item 4 of this 13D and the complete text of the Notice and the News Release filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this 13D are incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Notice to Board of Directors

99.2	News Release

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016	/s/ David Baazov
David Baazov

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice to Board of Directors

99.2	News Release